

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 29, 2016

<u>Via E-mail</u>
Mr. William J. Sanchez
Chief Executive Officer
Telco Cuba, Inc.
2001 Hollywood Blvd, Suite 211
Hollywood, FL 33020

     Re: Telco Cuba, Inc.
            Form 10-K for the Fiscal Year Ended November 30, 2014
            Filed June 19, 2015
            Form 8-K Filed June 15, 2015
            File No. 000-53157

Dear Mr. Sanchez:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/Tia L. Jenkins

               Tia L. Jenkins
               Senior Assistant Chief Accountant
               Office of Beverages, Apparel, and Mining